Gozu

alcohol restaurant cocktails food eating and drinking

Gozu is an upscale restaurant featuring wagyu and a private a whisky lounge.

GOZUSF.COM SAN FRANCISCO





Sometimes an idea chooses you. We do this for our farm friends in Japan, our guests, investors, and team. We wish to create an intimate bond between our chefs, the wagyu breed, the farmers we work with and our guests with true hospitality in the omotenashi fashion. We wish to foster a family that exceeds the boundaries of the restaurant walls.

Ben Jorgensen Partner/Owner @ Gozu

Why you may want to support us...

1. Economic forward business model (less staff; lower cost of food goods) which results in higher margins than typical restaurants
2. Experienced team with Michelin pedigrees- Single Thread, Nobu, Guy Savoy, Social House, Daniel, Alexander's Steakhouse, andGrand Hyatt Tokyo
3. A sustainable mission forward business that builds closer relationships wifth the farmers of the food we serve and the community we serve.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Ben Jorgensen
Partner/Owner
Ben is a serial tech entrepreneur, operator, and investor. Most recent accolades include having a notable exit in 2015, invested in over 15 companies (including Three Michelin Star Single Thread Inn and Restaurant), and running an emerging tech co.

Marc Zimmerman
Owner/Executive Chef
Marc served as exec chef at Alexander's Steakhouse in San Francisco where he opened up three locations and leveraged relationships in Japan to create one of the best Wagyu programs in the country. Former employment include Nobu and Guy Savoy.



Lindsey Young
Director of Beverage
Recently committed to the Advanced Sommelier Certification Program - which only about 50 woman are a part of this achievement. Now she is studying to take the Master Sommelier, this summer, and be the 27th females in the world to hold that title.

In the news

EATER **The Most Anticipated Restaurant Openings in SF, Fall 2019**

Opening a restaurant in the Bay Area has never been so daunting: Costs and competition are high, labor is short, and permitting and construction are fraught with delays. But gazing into the crystal ball of

September 3, 2019 @ sf.eater.com

FOOD & WINE **The Biggest Summer Restaurant Openings of 2019**

As much as food websites want to convince you to grill this summer (we're guilty!), dining out in the warmer months has its own appeal. For one, you won't have to toil over flaming coals, or wash all the various

June 19, 2019 @ foodandwine.com

Wagyu Will Rain Down Upon SoMa by the End of the Year

Wagyu Will Rain Down Upon SoMa by the End of the Year

After seven years at upscale steakhouse Alexander's, chef Marc Zimmerman is striking out on his own with Gozu, a restaurant primarily serving wagyu beef cooked robata-style that will open this year in

July 19, 2018 @ sf.eater.com

Downloads

Gozu-Presentation 4.2019 v5 No Numbers.pdf

A letter from Chef Marc Zimmerman

My first thought about this restaurant was about five years ago after an inspirational trip to Japan. While having been in the culinary world for two decades in New York, Las Vegas, and San Francisco, I saw a culinary frame of reference and dedication to the craft not often seen in the US. I immediately wanted to bring this back and create something that is not commonly experienced in the US and integrate the Japanese idea for hospitality "omotenashi" into our lives.

For the last seven years, I worked as the Business Development Chef for the Alexander's Steakhouse group in San Francisco. In that time, I helped to grow the company from one restaurant to over five restaurants across the world. I spent many years not only cooking, but building out locations across California as well as launching restaurants in Taiwan and Japan from the ground up. During this time, I was able to dive deeper into the deliberate simplicity which gives way to subtle complexity of Japanese food as well as explore how food is richly interwoven into their way of life and culture.

When I was in Japan opening up the steakhouse, I spent time talking with farmers across the country. Wagyu, the Japanese breed of cattle, has always been a mythical food, across the world, and a particular interest of mine as farming practices are not disclosed to foreigners. As I was sourcing beef for the restaurant, I was introduced to many Wagyu Farmers. Throughout these years I learned about how the genetics, feed, terrior, and the care of the animal played into the flavors. At the time very few farmers would open up to me. Japanese beef farming is so different than our large facilities and I continued to fall deeper in love with it and Japan. There is a true sincerity to how these animals are raised and I was happy to be a part of it.

On a routine visit to pick out a few steers for Alexander's a farmer asked me a question that changed my culinary direction from then on:. He said "When can you take the entire animal?" I feel like that was the seed of the idea that continued to grow in my head. I incubated that idea for several years thinking about all the beef that was being left behind in Japan. So many flavors and textures can be found in the wagyu breed and in these cuts that are rarely exported to the US. Few people here have the slightest idea.

I continued to grow this idea over the next several years at Alexander's. I was bringing in cuts I had never worked with, some more than 50 lbs. My curiosity to explore the textures and nuance became skill and from there we really began to create some special things all the while being shadowed by the albatross "Steakhouse"

Two years ago I met my friend and business partner Ben Jorgensen. We talked about this idea that I had been working on, this idea of a restaurant that explores all the flavors and textures, the nuance and subtlety of Japanese beef in its entirety and cooked over fire. Ben quickly adopted the idea and has used many of his resources to help to grow it to the expression that it currently is.

When we began to design the framework for this restaurant we took a business approach, started in reverse and began with a healthy bottom line. We designed the space to be intimate and host a small group of diners. We are creating a healthy environment for our employees, with improved wages, a five day work week, and two nine day breaks a year. We have raised 1.3 of our 1.7mm goal. We are nearly two thirds of the way through construction and are set to open the doors in August.

We have selected our team, all of which I have spent multiple years working beside, which comprises over 50 years of hospitality experience. We have trained and learned from some of the most renowned chefs and restaurateurs and are excited to bring Gozu to life.

Investor Q&A

– COLLAPSE ALL

What does your company do?

Gozu is an upscale restaurant melding two styles of cuisine; kappo (chef prepared and served food and beverages) and robata (meats, seafood and vegetables cooked over an open fire) We are located at 201 Spear Street in San Francisco's Financial district. Our dining room seats 31 people around an open fire hearth. Chefs prepare and serve a menu designed to showcase the versatility and nuance of privately farmed Japanese Beef, prepared in its entirety. Our whisky lounge is a separate experience that hosts 12 guests and offers an array of beverages with a focus on rare and allocated Japanese and Scotch Whisky.

Where will your company be in 5 years?

Our intention is to continue to grow our restaurant group and open additional restaurants in the US while widening the market and increasing awareness for wagyu beef served in its entirety. We also intend to play a role in the transformation of an industry traditionally lacking in employee health (both physically and mentally) into one that is thriving with creativity, professionalism and empowerment.

Why did you choose this idea?

Sometimes an idea chooses you. We do this for our farm friends in Japan, our guests, investors, and team. We wish to create an intimate bond between our chefs, the wagyu breed, the farmers we work with and our guests with true hospitality in the omotenashi fashion. We wish to foster a family that exceeds the boundaries of the restaurant walls.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Over the past several years, people have turned towards conscious consumerism in an effort to better understand where our food comes from, its nutritional value and its global impact. The Gozu Experience will allow diners to become educated about the meats they are eating and will allow them to experience cuts of wagyu not commonly consumed in the US. about, Labor issues and the quality of life in the culinary world have drastically diminished as well, especially in San Francisco. With rising costs in food and living, this will start a movement on how we design our restaurants and provide a healthy employee environment for the future.

What is your proudest accomplishment?

In 2017, we built a meat distribution company, called A5 Meats. A5 Meats generated over $400k in its first year in business selling to other restaurants that shared a passion around quality and knowing the lineage and source of the cattle. Our focus with A5 Meats is that it will sell meat, at cost, to Gozu. This will ultimately improve profit margins, secure operating capital, and provide better investor returns.

How far along are you? What's your biggest obstacle?

We have Secured a premium location at 201 Spear Street in San Francisco, are purchasing a type 47 liquor license, recruited an incredible team of veteran culinary professionals, and are half way through building out the location. Additionally, we have raised $1.3M to date and anticipate a grand opening in early August. Our biggest obstacle is finalizing the fundraise to provide operating capital for the restaurant.

Who are your competitors? Who is the biggest threat?

Our biggest competitors are other restaurants in San Francisco. We live in an incredible city with a lot of culinary talent. As long as we continue to collaborate with other chefs and separate our unique dining experience as a driving factor, we will stand out as a leader in the industry. Our biggest threat is getting our message out there effectively.

What do you understand that your competitors don't?

We focus a lot on the Japanese ethos around the attention to detail and craft while providing value and hospitality on a consistently high level. In Japan, they call this omotenashi. Additionally, we have curated farm direct relations with wagyu farmers in Japan that gives us wholesale cost of meat and an understanding of the source of the product. Our small staff requirement allows us to pay culinary professionals competitive wages while creating a family like environment within the organization.

How will you make money?

Our primary sources of income will be from food and beverage for both lunch and dinner five nights a week. Through our type 47 liquor license we will be able to sell wine, beer and spirits.

Averages per person:
Dinner Food (Tasting Menu): $95-$150
Dinner Beverage: $45
Covers Dinner: 70
Covers Beverage: 95

Lunch Food: $35
Lunch Beverage: $25
Covers Lunch: 40
Covers Beverage: 30

Additional Revenue Streams to be explored:
We will be introducing a sake, wine, and whisky club for a monthly membership fee. e will also be selling whisky lockers allowing frequent guests to store bottles of their favorites.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The biggest risk is that food and dining is a competitive industry in general. If we fail, it is because we didn't excel at marketing and we weren't able to weather the awareness curve. The controllable factors to mitigate the risks are a) team with experience and chemistry b) appropriate operating capital to weather the storm and adoption/awareness c) a great location near businesses and tourism and d) a unique and interesting restaurant that stands out. We have success from A - D.

What do you need the most help with?

We want people to spread the word, share our vision and our enjoyment of beef, dine with us, and experience a little culture and taste of Japan. We warmly look to people that want

to retell our story in ways that we have never thought of. We enjoy feedback, mentorship, and creative collaboration with other restaurants and entrepreneurs.

What would you do with the money you raise?

Provide operating capital to cover operational expenses (salaries, marketing, and inventory) as we get up and running.